407-650-0539

April 9, 1996


Mr. William C-L Friar
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-11
Washington, D.C.   20549

          Re:  Capital City Bank Group, Inc.
          Amendment #1 to Preliminary Proxy Material filed March 13, 1996 Commission File No. 0-13358

Dear Mr. Friar:

     We represent Capital City Bank Group, Inc. (the "Company"). Enclosed for filing on behalf of the Company pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is a copy of the preliminary Proxy Statement and form of proxy to be used by the Company in connection with an upcoming Annual Meeting of Shareholders of the Company. The enclosed preliminary proxy materials are marked to indicate new or deleted material from the preliminary proxy materials filed on March 13, 1996. These changes were made to reflect the comments of the staff contained in your letter to William G. Smith, Jr. dated April 3, 1996 (the "Letter"). The comments in the Letter are addressed seriatim below.

1. Proposal Three currently contained in the Preliminary Proxy Material of the Company will be broken up into five separate proposals as follows:

                  New Proposal Three  -    Amendment to Increase the
                  Authorized Shares of the Company's Capital Stock

                  New Proposal Four   -    Amendments to Provisions
                  Governing Certain Rights of Shareholders

                  New Proposal Five   -    Amendment to Specify Factors to
                  be Considered by the Board of Directors in Evaluating Acquisition Offers

                  New Proposal Six    -    Amendment to Require Obligatory
                  Indemnification of Directors and Officers in Certain
                  Instances

                  New Proposal Seven -     Amendments to Increase
                  Certain Shareholder Voting Requirements

   Proposal Seven is being broken out separately from Proposal Four due to the increased shareholder approval requirements under Florida law required to approve the items set forth in Proposal Seven. To address the items in Proposal Seven, Florida law requires a two-thirds affirmative vote of all the issued and outstanding shares of Company Common Stock, while the items set forth in Proposal Four may be approved under Florida law by the affirmative vote of a plurality of the issued and outstanding shares of Company Common Stock.

   Proposal Four contains certain related sub-items which will be separately discussed in the Proxy Statement and separately identified on the Proxy Card and Notice of Annual Meeting under the caption for Proposal Four.

2. Former Proposal Three will be broken out into five separate proposals in the Proxy Statement in the matter set forth above, following a general description of the proposed amendments to the Articles of Incorporation of the Company. See pages 20-23, 25, 30, 31 and 33.

3. This information will be set forth in bold and all caps typeface on the Proxy Card.

4. This information will be set forth in bold and all caps typeface on the Proxy Card.

5. This information will be set forth in two separate places in the Proxy Statement on pages 2 and 20, indicating that members of the Board of Directors and certain management personnel of the Company, owning in the aggregate approximately 56.6% of the issued and outstanding Company Common Stock, have indicated their intent to vote in favor of all proposals set forth in the proxy statement, which vote is sufficient to approve all proposals with the exception of Proposal Seven.

6. As stated in the Proxy Statement, the Company's Common Stock is illiquid and no independently published trading information is available. The stock performance graph is calculated based on the last sale known to management of the Company at the end of each fiscal quarter. The price and dividend information which was used to calculate the Company's stock performance has been provided to the staff supplementally.

7. The Company intends to register the 1996 Associate Incentive Plan on Form S-8. No securities will be issued under the Plan, including the "Phantom Stock", until such registration is effective.

8. An expanded discussion of the anti-takeover effects and potential effects on shareholder value of the Proposed Amendments has been included in the section generally describing the Proposed Amendments and in certain of the sections describing the specific Proposals as appropriate. See pages 20-23, 24-25, 26-27, 28-29 and 31 and 34-35.

9. Although certain members of management and the Board of Directors currently control in excess of the majority of the issued and outstanding shares of Company Common Stock, future stock issuances by the Company or divestitures of the Company Common Stock by such individuals could reduce the aggregate holdings by such individuals to below a majority of the
   issued and outstanding Common Stock.   This clarification has been made on
   page 21.

10. An expanded discussion of the disadvantages of each of the Proposed Amendments has been included generally and specifically with respect to each of Proposals Three through Seven. See pages 20-21 and 23-35.

11. This comment has been duly noted.

     The following additional changes and information have been provided based upon telephone conversations on April 8, 1996 between Steven A. Behar of the staff and my colleague, Jeff Taylor:

1. The disclosure requested by Comment 9 above has been included in the introductory section of the Proxy Statement. See page 2.

2. The disclosure in Proposal Three with respect to the lack of any present plans or understandings for the issuance of preferred stock authorized in conjunction with Propsoal Three has been amended to include common stock, subject to an exception for issuances of common or preferred stock under current or proposed employee benefit plans. See page 25.

3. Supplemental information on the number of trades of Company stock and the number of shares traded since 1994 has been provided suppplemntally.

   Pursuant to Rule 14a-6(e)(2) under the Exchange Act, the enclosed materials shall be for the information of the Commission only and shall not be available for public inspection until filed with the Commission in definitive form.

   If there are any questions or comments concerning the foregoing, please call the undersigned at the above listed number.

Sincerely,


/s/ Jeffrey A. Stoops
Jeffrey A. Stoops

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